August 13, 2014

Mara L. Ransom

Assistant Director

Dietrich A. King

Legal Branch Chief

Liz Walsh

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: Right Lane Acquisition I, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 8, 2014

File No. 333-194109

The following are the Company’s responses to you comment letter of July 11, 2014.

Prospectus Cover Page

1.	We note your response to comment 1 in our letter dated May 27, 2014. However, we note that your disclosure on page 1 of your prospectus still refers to underwriting commissions, underwriting expenses and dealer allowances. As previously requested, please delete these references.

Deleted.

Financial Statements, page 30

General

2.	Please update the financial statements and related financiali nformation included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X as of the date of your filing. In this regard, your financial statements as of February 7, 2014 were required to be updated on June 24, 2014.

Updated through June 30, 2014.

Notes to Financial Statements, page F-5

Note 5 – Subsequent Events, page F-7

3.	Please tell us how you revised your document to address comment 14 from our letter dated May 27, 2014. As previously noted, since this footnote addresses subsequent events through the date of this filing, this footnote appears to be unaudited. If this is the case, please revise the title of this footnote to clearly indicate it is unaudited. If this footnote is audited, please have your auditors dual date their audit opinion to indicate that this footnote has been audited through the date of this filing.

The date in the subsequent event footnote has been changed to match the date of the audit opinion.

Sincerely,

/s/ Robin G. Lane

Robin G. Lane, President

Right Lane Acquisition I, Inc.